Exhibit 99.1
Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Email: izafirakis@dcontainerships.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA CONTAINERSHIPS INC. TO REPORT 2010 FINANCIAL RESULTS ON FEBRUARY 22, 2011

ATHENS, GREECE, January 25, 2011 – Diana Containerships Inc. (Nasdaq: DCIX), a global shipping company specializing in the transportation of containers, today announced that its financial results for the period from January 7, 2010 (date of inception) through December 31, 2010, as well as the fourth quarter ended December 31, 2010, are scheduled to be released before the opening of the U.S. financial markets on Tuesday, February 22, 2011.

About the Company
Diana Containerships Inc. (Nasdaq: DCIX) is a corporation founded on January 7, 2010 to pursue vessel acquisitions in the container shipping industry.  A partial spin-off of shares in Diana Containerships Inc. to eligible shareholders of Diana Shipping Inc. (NYSE: DSX) was completed on January 18, 2011.

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